Exhibit 11.1
RPM INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPUTATIONS OF EARNINGS
PER COMMON SHARE AND COMMON SHARE EQUIVALENTS
(In thousands, except per share amounts)

	Year Ended May 31
	2005	2004	2003
Net Income
Net income applicable to common shares for basic earnings per share	$105,032	$141,886	$35,327

Add income effect of contingently issuable shares, net of tax (1)	3,099	3,142	158

Net income applicable to common shares for diluted earnings per share	$108,131	$145,028	$35,485

Shares Outstanding
Weighted average shares for basic earnings per share	116,899	115,777	115,294

Net issuable common share equivalents	1,431	933	692

Additional shares issuable assuming conversion of convertible securities (1)	8,034	8,034	419

Total shares for diluted earnings per share	126,364	124,744	116,405

Basic Earnings Per Common Share	$.90	$1.23	$.31

Diluted Earnings Per Common Share	$.86	$1.16	$.30

(1)	Represents effect of October 2004 EITF issue 04-8, accounting for treatment of contingently convertible securities.